Lions Gate Entertainment Corp.
2700 Colorado Avenue

Santa Monica, California 90404

November 4, 2016

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Sonia Bednarowski, David Orlic, J. Nolan McWilliams

Re:	Lions Gate Entertainment Corp. Registration Statement on Form S-4 File No. 333-212792

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lions Gate Entertainment Corp. (“Lions Gate”) hereby requests acceleration of effectiveness of the Registration Statement on Form S-4 (File No. 333-212792) so that it may become effective at 9:00 a.m. Eastern Time on Monday, November 7, 2016, or as soon as practicable thereafter.

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Please contact Gordon S. Moodie at (212) 403-1180 or GSMoodie@wlrk.com of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please inform him when this request for acceleration has been granted. Thank you for your continued assistance.

Sincerely,

Lions Gate Entertainment Corp.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	General Counsel and Chief Strategic Officer

[Signature Page to Acceleration Request]